UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

PeopleSupport, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

712714302

(CUSIP Number)

GEORGE LAU, c/o GALLEON, 590 MADISON AVENUE, 34th FLOOR, NY, NY 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 712714302

1.	Names of Reporting Persons. Galleon Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,468,162

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,468,162

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,468,162

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 14.70%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 712714302

1.	Names of Reporting Persons. Galleon Technology Offshore, LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,565,369

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,565,369

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,565,369

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 6.63%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons. Galleon International Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 150,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 150,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0.00%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons. Galleon Special Opportunities Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,162,386

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,162,386

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,162,386

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 9.17%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons. Galleon Special Opportunities Master Fund, SPC Ltd. - Galleon Crossover Segregated Portfolio Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,162,386

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,162,386

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,162,386

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.17%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons. Raj Rajaratnam

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,780,548

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,780,548

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,780,548

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 24.50%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 amends and supplements the Schedule 13D filed on August 9, 2007, as amended and restated on August 21, 2007 and August 22, 2007 (the “August 22 Filing”), and as amended and supplemented on September 25, 2007 (the “September Filing”) and November 5, 2007 (the “November Filing”).  Information reported in the August 22 Filing, as amended and supplemented by the September Filing and the November Filing, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 5.

Item 4.     Purpose of Transaction

Item 4 of the Schedule 13D entitled “Purpose of Transaction” is hereby supplemented as set forth below:

On November 30, 2007, IPVG Corp. and AO Capital Partners, Ltd. submitted a proposal to the Chief Executive Officer of the Issuer (the “CEO”) to acquire the Issuer in an all-cash transaction for $15.00 per Share (the “Offer”).  On December 5, 2007, the Reporting Persons delivered a letter to the CEO indicating, among other things, that the Reporting Persons support any transaction that would maximize shareholder value.  A copy of the letter delivered to the CEO on December 5, 2007 is attached as Exhibit F and incorporated herein by reference in its entirety.

Item 7.      Material to Be Filed as Exhibits

Item 7 of the Schedule 13D entitled “Material to Be Filed as Exhibits” is hereby supplemented as follows:

Exhibit F   Letter, dated December 5, 2007, to the Chief Executive Officer of PeopleSupport, Inc.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date:	December 5, 2007	Galleon Management, L.P.

		By:	Raj Rajaratnam*

		Title:	Managing Member of General Partner, Galleon Management, LLC

Date:	December 5, 2007	Galleon International Management, LLC

		By:	Raj Rajaratnam*

		Title:	Managing Member

Date:	December 5, 2007	Galleon Special Opportunities Management, LLC

		By:	Raj Rajaratnam*

		Title:	Managing Member

Date:	December 5, 2007	Galleon Technology Offshore, Ltd.

		By:	Raj Rajaratnam*

		Title:	Director

Date:	December 5, 2007	Galleon Special Opportunities Master Fund, SPC Ltd. — Galleon Crossover Segregated Portfolio Company

		By:	Raj Rajaratnam*

		Title:	Director

Date:	December 5, 2007	Raj Rajaratnam

		By:	Raj Rajaratnam*

		Title:	Self

/s/ George K. Lau
* By George K. Lau, attorney-in-fact

EXHIBIT INDEX

F.	Letter, dated December 5, 2007, to the Chief Executive Officer of PeopleSupport, Inc.